Exhibit 99.1

Pembina Pipeline Corporation Reports Record Annual Results in 2017

Transformational year with strategic acquisition of Veresen and $4.8 billion of projects placed into service

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Feb. 22, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2017.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
	2017	2016	2017	2016
Revenue	1,716	1,251	5,408	4,265
Net revenue(1)	709	514	2,246	1,764
Share of profit of investments in equity accounted investees(3)	116		116	1
Gross profit	555	270	1,482	1,002
Earnings	445	131	891	466
Earnings per common share – basic (dollars)	0.83	0.29	1.89	1.02
Earnings per common share – diluted (dollars)	0.83	0.28	1.88	1.01
Cash flow from operating activities	523	286	1,513	1,077
Cash flow from operating activities per common share – basic (dollars)(1)	1.04	0.73	3.55	2.78
Adjusted cash flow from operating activities(1)	499	292	1,396	986
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.99	0.74	3.27	2.54
Common share dividends declared	272	190	873	737
Preferred share dividends declared	26	19	83	69
Dividends per common share (dollars)	0.54	0.48	2.04	1.90
Capital expenditures	314	453	1,839	1,745
Acquisitions	6,400		6,400	566
Proportionately Consolidated Financial Overview
Total volume (mboe/d)(2)	2,917	1,941	2,300	1,907
Operating margin(1)	749	382	1,930	1,357
Adjusted EBITDA(1)	674	342	1,705	1,189

(1)	Refer to "Non-GAAP Measures."
(2)	Natural gas volumes converted to thousands of barrels of oil equivalent per day ("mboe/d") from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.
(3)	Includes Investments in Equity Accounted Investees in Alliance, Aux Sable, Ruby, Veresen Midstream, CKPC, and Fort Corp. See "Unaudited Supplementary Information for Investments in Equity Accounted Investees" for definitions of equity accounted investees.

Proportionately Consolidated Operating Margin and Volumes

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2017		2016		2017		2016
($ millions)	Volumes(3)	Operating Margin(1)	Volumes(3)	Operating Margin(1)	Volumes(3)	Operating Margin(1)	Volumes(3)	Operating Margin(1)
Conventional Pipelines	862	201	639	118	757	656	650	494
Oil Sands & Heavy Oil	1,060	36	975	37	1,060	144	975	140
Gas Services	190	74	163	60	176	276	139	195
Midstream	162	221	164	164	145	631	143	518
Veresen(2)	643	214			162	214
Corporate	3			3		9		10
Total	2,917	749	1,941	382	2,300	1,930	1,907	1,357

(1)	Refer to "Non-GAAP Measures."
(2)	The Veresen acquisition (the "Veresen Acquisition") was completed on October 2, 2017. As a result, operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91-day period from October 2, 2017 to December 31, 2017.
(3)	Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Financial Highlights

•	Generated fourth quarter and full-year earnings in 2017 of $445 million and $891 million, a 240 percent and 91 percent increase, respectively, over the same periods of the prior year;
•	On October 2, 2017, Pembina closed the previously announced acquisition of Veresen Inc. ("Veresen") which contributed $214 million in operating margin in the fourth quarter;
•	Generated record fourth quarter and full-year operating margin of $749 million and $1,930 million, a 96 percent and 42 percent increase over the same periods in 2016. Record operating margin was driven by a combination of the Veresen Acquisition, higher volumes and revenue in Conventional Pipelines and Gas Services, as well as higher commodity margins in Midstream. Beginning in the fourth quarter of 2017, Pembina has amended its definition of operating margin to include its proportionate interest in operating margin from jointly controlled investments which are accounted for using equity accounting;
•	Achieved record fourth quarter and full-year Adjusted EBITDA of $674 million and $1,705 million, representing a 97 percent and 43 percent increase over similar periods in 2016. Adjusted EBITDA includes Pembina's proportionate interest in Adjusted EBITDA from jointly controlled investments;
•	Cash flow from operating activities was $523 million and $1,513 million for the three and twelve months ended December 31, 2017 compared to $286 million and $1,077 million for the same periods in 2016, an increase of 83 percent and 40 percent, respectively. Adjusted cash flow from operating activities increased by 71 percent and 42 percent to $499 million and $1,396 million in the fourth quarter and full-year of 2017 compared to the respective periods in 2016;
•	On a per share (basic) basis during the three and twelve months ended December 31, 2017, cash flow from operating activities increased 42 percent and 28 percent, respectively, compared to the same periods of the prior year;
•	Recognized a $70 million deferred tax recovery in the fourth quarter of 2017, largely due to the enactment of the Tax Cuts and Jobs Act ("US Tax Reform") in the United States. Based on our initial review and interpretation of the legislation, Pembina expects the impacts of a lower U.S. tax rate will be in excess of any incremental taxes payable;
•	Midstream's operating margin for the full-year of 2017 was $631 million, an increase of approximately 22 percent compared to the same period last year, which was primarily due to improved commodity margins; and
•	Announced a 6.25 percent common share dividend increase on April 3, 2017 and an additional 5.88 percent increase on October 2, 2017.

Operational Highlights

•	$4.8 billion of new capital projects were placed into service in 2017. This included Pembina having placed $3.7 billion of capital projects into service combined with an additional $1.1 billion of projects (net to Pembina) assumed through the Veresen Acquisition;
•	Pembina completed the Veresen Acquisition which collectively drove a significant increase in total revenue volumes;
•	Achieved record total revenue volumes on a quarterly and full-year basis of 2,917 mboe/d and 2,300 mboe/d, respectively;
•	Realized record Conventional Pipelines' revenue volumes during the fourth quarter of 862 thousands of barrels per day ("mbpd"), representing an 11 percent increase compared to 780 mbpd in the third quarter of 2017 and a 35 percent increase compared to 639 mbpd in the fourth quarter of 2016. Pembina placed its northeast British Columbia pipeline and its Altares lateral pipeline into service at the end of October 2017;
•	Gas Services generated solid quarterly revenue volumes of 1,141 MMcf/d in the fourth quarter of 2017, an increase of 165 MMcf/d or 17 percent compared to the fourth quarter of 2016 and an increase of 117 MMcf/d or 11 percent compared to the third quarter of 2017 when revenue volumes were 976 MMcf/d and 1,024 MMcf/d, respectively. Pembina placed its Duvernay complex into service in November 2017, ahead of schedule and under budget; and
•	Revenue volumes generated in the Veresen segment totaled 643 mboe/d (net) for the period from October 2, 2017 to December 31, 2017. Alliance revenue volumes totaled 1,724 MMcf/d gross (862 MMcf/d net) during the period, driven by strong base firm volumes and the Chicago and AECO gas price basis supporting strong interruptible service volumes. Revenue volumes at Veresen Midstream during the period were 1,276 MMcf/d gross (591 MMcf/d net), benefitting from a full quarter of service at the Sunrise and Tower facilities, as well as one month contribution from the first train at the Saturn facility.

Executive Overview

2017 was a transformative year for Pembina. Most notably, the Company completed the largest acquisition in our history, establishing us as a leading North American energy infrastructure company. The acquisition of Veresen supports the continued execution of Pembina's long-term strategy by increasing our positioning to long-life economic hydrocarbon reserves, further integrating and enhancing our service offering including adding an entire natural gas value chain, extending our reach into the U.S., while also increasing our portfolio of secured and unsecured growth projects. In short, Pembina is larger and more diversified.

Throughout the year, $4.8 billion of new projects were placed into service. These assets include our Phase III expansion, third fractionator at Redwater, Canadian Diluent Hub, four major gas processing facilities (including Veresen Midstream), additional pipeline expansions as well as several other value-added capital projects.

Thanks to the new in-service assets and the acquisition of Veresen, we set financial and operational records in both the fourth quarter and full-year 2017. This included achieving new revenue volume highs in our Conventional Pipelines and Gas Services businesses, which contributed to setting records for all of our key financial metrics including Adjusted EBITDA, Adjusted EBITDA per share, adjusted cash flow and adjusted cash flow per share.

In 2017, we also secured approximately $1.2 billion in new growth projects which will further strengthen our competitive position and support market access solutions for our customers.

"When I look back over the year, I am incredibly proud of all that we have accomplished through the disciplined execution of a consistent strategy, combined with the hard work and determination of our employees who make our success possible," said Mick Dilger, Pembina's President and Chief Executive Officer.

Safety continues to be an important priority that transcends everything we do. Over the past four years, Pembina employees worked over 11.5 million hours. Employees had worked 14 consecutive quarters without any lost time incidents; however, in the third quarter of 2017, Pembina experienced one employee lost time incident. Moving forward, our staff remain committed to the mantra that no project or job is important enough to compromise or jeopardize safety. "While we still have a commendable industry leading safety performance, we will work towards continuous improvement and remain diligently focused and committed to the 'zero by choice' safety culture that is integral to the Pembina way," said Mr. Dilger.

Looking ahead, Pembina's business prospects are positive with supportive market fundamentals. Hydrocarbon liquids prices have improved, enhancing development economics and supporting increased drilling by our producing customers. At the same time, favourable frac spreads continue to drive strong results in our marketing business. The Chicago and AECO gas price differentials are driving strong volumes on the Alliance pipeline into the premium Chicago market. With these strong fundamentals, we remain on track to achieve our 2018 Adjusted EBITDA guidance of $2.55 to $2.75 billion.

"Complementing our strong business performance is our solid financial position," added Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer. "We continue to maintain a conservative balance sheet, a low payout ratio and a disciplined financing strategy."

Pembina announced two dividend increases totaling 12 percent in 2017 and consistent with our 'guard rails' the dividend is supported entirely by our fee-based business. Going forward, we anticipate being able to fund a growing dividend and $1 to $2 billion of capital projects per year without accessing the equity market.

Finally, with all the success that 2017 brought and the positive momentum we have seen so far in 2018, we are well positioned for what should be another exciting and active year ahead. Our ongoing efforts will continue to focus around building out our value-chain to provide our customers with premium market access for energy products derived from western Canadian hydrocarbons.

"Since embarking on our transformational journey a few years ago, I am profoundly humbled by what Pembina has accomplished in becoming a leading North American energy infrastructure company. I want to thank our customers, shareholders, communities and employees for their support during such an extraordinary time for Pembina and I look forward to a prosperous future together," concluded Mr. Dilger.

New Developments and Growth Projects Update

•	Pembina's Board of Directors has approved the construction of fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant. The new facilities will add approximately 30,000 barrels per day of propane-plus fractionation capacity to the Company's Empress East NGL system. The total expected capital cost for this project is approximately $120 million and is anticipated to be placed into service in late 2020, subject to environmental and regulatory approval. These facilities will provide the Company with increased NGL volumes and market optionality, as well as enhanced propane supply access which could further support the Company's Prince Rupert export terminal and proposed propane dehydrogenation and polypropylene facility;
•	On November 6, 2017, Pembina announced that it had executed further agreements under its previously announced 20-year infrastructure development and service agreement to construct various Duvernay infrastructure. The total capital cost for this project is approximately $290 million with an expected in-service date of mid-to-late 2019, subject to environmental and regulatory approvals;
•	Pembina announced Board of Director approval to develop the Prince Rupert liquefied petroleum gas export terminal located on Watson Island, British Columbia. The expected capital cost is $250 million with an anticipated in-service date of mid-2020, subject to regulatory and environmental approvals;
•	Pembina's Board of Directors' approved Pembina's investment in Veresen Midstream's development of the North Central Liquids Hub, which supports existing operations in the Montney formation. The estimated capital cost for this project is $320 million ($150 million net) and is currently tracking under budget and ahead of schedule;
•	On January 23, 2018, Veresen Midstream placed its second 200 MMcf/d (gross) Saturn gas processing plant into service ahead of schedule and under budget. In November 2017, Veresen Midstream had also placed its first 200 MMcf/d (gross) Saturn gas processing plant into service;
•	Pembina is continuing to progress its Phase IV and Phase V expansions of its Peace pipeline infrastructure. Regulatory and environmental approvals have now been received for Phase IV and clearing work is now complete with construction underway for Phase V;
•	In February 2018, Pembina placed a fifth third-party condensate connection into service at the Company's Canadian Diluent Hub, where condensate volume deliveries continue to ramp up;
•	As of December 31, 2017, Pembina placed into service its infrastructure which supports the North West Redwater Partnership's refinery for a total capital cost of approximately $180 million;
•	Pembina completed work at its Edmonton North Terminal and its Edmonton Delivery System which improves service offerings and accommodates increased volumes from Pembina's Peace Pipeline;
•	Pembina continues to progress construction of its one million barrel ethane storage facility in Burstall, Saskatchewan and expects to place it into service in late 2018;
•	Canada Kuwait Petrochemical Corporation, Pembina's joint venture entity with its partner, Petrochemical Industries Company K.S.C., continues to progress front end engineering design ("FEED") for the proposed propane dehydrogenation and polypropylene facility. It is expected that FEED activities will be completed by late 2018, followed by a final investment decision;
•	Pembina continues to progress its proposed Jordan Cove liquefied natural gas export terminal and related natural gas pipeline project (combined, "Jordan Cove"). Pembina has committed a 2018 capital budget of $135 million to progress Jordan Cove to a final investment decision, pending the receipt of the necessary regulatory approvals and other requirements;
•	Pembina has entered into hedge contracts to de-risk operating margin derived from the spread between the value of natural gas liquids and natural gas. Currently, Pembina has hedged approximately 65 percent of the Company's frac spread throughput for 2018 (excluding its interest in Aux Sable); and
•	Pembina's Board of Directors approved a $1 billion non-revolving term loan ("Term Loan") with certain existing lenders. The Term Loan will be used to partially repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility, thereby providing additional liquidity, flexibility and interest cost savings. The Term Loan will have an initial term of three years and is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility.

Dividends

•	Declared and paid dividends of $0.18 per qualifying common share for the applicable record dates in October, November and December; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders of record on December 1, 2017. Declared and paid quarterly dividends per qualifying preferred shares of: Series 15: $0.279000; Series 17: $0.312500; and Series 19: $0.312500 to shareholders of record on December 29, 2017.

Annual and Fourth Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Friday, February 23, 2018 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the full year and fourth quarter 2017 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 2, 2018 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 4183359.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1586733&s=1&k=3CE57B902D3F2F30B65C86B7191430C0 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2018 Investor Day

Pembina will host an Investor Day on Tuesday, May 29, 2018 at the Fairmont Royal York Hotel in Toronto, Ontario. For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

UNAUDITED SUPPLEMENTARY INFORMATION FOR INVESTMENTS IN EQUITY ACCOUNTED
INVESTEES

Three and twelve months ending December 31, 2017

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are netted into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees ("Share of Profit"). Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the Investments in Equity Accounted Investees.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in equity accounted investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS in this Unaudited Supplementary Information for Investments in Equity Accounted Investees. A reconciliation of operating margin and Adjusted EBITDA to Share of Profit can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees". For comparison purposes, volumes have also been disclosed on a proportionately consolidated basis.

Additional information can be found in Note 10 of the Company's Audited Financial Statements for the year ended December 31, 2017.

Investments in Equity Accounted Investees include:

•	50 percent interest in the Alliance Pipeline ("Alliance") with capacity of 1,600 MMcf/d gross (800 MMcf/d net);
•	50 percent convertible preferred interest in the Ruby Pipeline ("Ruby") with capacity of 1,500 MMcf/d gross (750 MMcf/d net) which entitles Pembina to a US$91 million distribution per year;
•	46.3 percent interest (as of December 31, 2017) in Veresen Midstream ("Veresen Midstream"), which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants with capacity of 1,516 MMcf/d gross (702 MMcf/d net), as well as gas gathering pipelines and compression;
•	An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada) (combined, "Aux Sable"), which includes a 131 mbpd gross (56 mbpd net) NGL fractionation facility and gas processing capacity of 2.1 bcf/d gross (0.897 bcf/d net) near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance; and
•	Other, includes: 50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC"), 50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation ("Fort Corp") and 75 percent jointly controlled interest in Grand Valley 1 Limited Partnership ("Grand Valley").

Share of Profit and Proportionately Consolidated Operating Margin and Adjusted EBITDA

	3 Months Ended December 31, 2017(3)			12 Months Ended December 31, 2017(3)
(unaudited) ($ millions)	Share of Profit	Operating Margin(1)(2)	Adjusted EBITDA(1)(2)	Share of Profit	Operating Margin(1)(2)	Adjusted EBITDA(1)(2)
Alliance	40	91	82	40	91	82
Ruby	29	49	48	29	49	48
Veresen Midstream	22	30	29	22	30	29
Aux Sable	22	34	29	22	34	29
Other(4)	3	8	5	3	24	17
Total	116	212	193	116	228	205

(1)	See Proportionately Consolidated Results by Equity Accounted Investees for a reconciliation to Share of Profit.
(2)	Refer to "Non-GAAP Measures."
(3)	Operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91 day period from October 2, 2017 to December 31, 2017.
(4)	Includes interest in Fort Corp, Grand Valley and CKPC.

Distributions by Investments in Equity Accounted Investees to Pembina

($ millions)	3 and 12 Months Ended December 31, 2017 (1)
Alliance	67
Ruby	29
Veresen Midstream	17
Aux Sable	31
Other(2)	13
Total Distributions from Investments in Equity Accounted Investees (per Pembina's Consolidated Statement of Cash Flows)	157

(1)	Operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91-day period from October 2,2017 to December 31, 2017.
(2)	Distributions from Fort Corp.

Loans and Borrowings Amortization Schedule of Investments in Equity Accounted Investees

(unaudited) ($ millions)(1)(2)	2018	2019	2020	2021	2022+	Total

Fixed Maturity
Alliance	64	125	65	64	261	579
Ruby	182	55	55	27	298	617
Veresen Midstream	4	4	4	4	394	410
Aux Sable	2					2
Other	2	2	2	2	26	34
	254	186	126	97	979	1,642
Revolving
Alliance			77			77
Veresen Midstream	46	62	544			652
	46	62	621			729

Total	300	248	747	97	979	2,371

(1)	Balances presented at face value.
(2)	Balances reflect Pembina's ownership percentage of the reported balance, translated at CAD$1.2545:US$1.00.

Proportionately Consolidated Results by Investments in Equity Accounted Investees

Alliance

(unaudited) ($ millions, except where noted)	3 and 12 Months Ended December 31, 2017 (3)
Revenue Volumes (MMcf/d)	862
Revenue Volumes (mboe/d)(2)	144
Revenue	112
Operating Expense	21
Operating Margin(1)	91
General and administrative	9
Adjusted EBITDA(1)	82
Finance costs and other	10
Depreciation and amortization	32
Share of profit of investments in equity accounted investees	40

(1)	Refer to "Non-GAAP Measures."
(2)	Revenue volumes are equal to contracted and interruptible volumes. Natural gas revenue volumes are converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91 day period from October 2, 2017 to December 31, 2017.

Ruby

(unaudited) ($ millions, except where noted)	3 and 12 Months Ended December 31, 2017 (3)
Revenue Volumes (MMcf/d)	534
Revenue Volumes (mboe/d)(2)	89
Revenue	54
Operating Expense	5
Operating Margin(1)	49
General and administrative	1
Adjusted EBITDA(1)	48
Finance costs and other	17
Depreciation and amortization	11
Share of earnings in excess of equity interest	(9)
Share of profit of investments in equity accounted investees (4)	29

(1)	Includes Pembina's proportionate share of results from Ruby based on an assumed 50 percent common interest. Refer to "Non-GAAP Measures."
(2)	Revenue volumes are equal to contracted and interruptible volumes. Natural gas revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91 day period from October 2, 2017 to December 31, 2017.
(4)	Share of profit of investment in equity accounted investees for Ruby is equal to preferred interest distribution.

Veresen Midstream

(unaudited) ($ millions, except where noted)	3 and 12 Months Ended December 31, 2017 (3)
Revenue Volumes (MMcf/d)	591
Revenue Volumes (mboe/d)(2)	99
Revenue	47
Operating Expense	17
Operating Margin(1)	30
General and administrative	1
Adjusted EBITDA(1)	29
Finance costs and other	(12)
Depreciation and amortization	19
Share of profit of investments in equity accounted investees	22

(1)	Refer to "Non-GAAP Measures."
(2)	Revenue volumes are equal to contracted and interruptible volumes. Natural gas revenue volumes are converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91 day period from October 2, 2017 to December 31, 2017.

Aux Sable

(unaudited) ($ millions, except where noted)	3 and 12 Months Ended December 31, 2017 (3)
Sales volumes (mboe/d)(2)	50
Operating Margin(1)	34
General and administrative	5
Adjusted EBITDA(1)	29
Finance costs and other	2
Depreciation and amortization	5
Share of profit of investments in equity accounted investees	22

(1)	Refer to "Non-GAAP Measures."
(2)	Natural gas sales volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91 day period from October 2, 2017 to December 31, 2017.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about commodity pricing and industry activities, anticipated dividend growth and access to capital; anticipated Adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; completion of, and the potential future benefits and impacts of the Acquisition including the timing thereof; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2018, and the closing of the acquisition of Veresen on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. With the exception of operating margin and Adjusted EBITDA which definitions were modified to capture proportionate interest in equity accounted investees due to the Acquisition, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Comparative figures have been restated for the adjustments made to the definitions. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to Share of profit of investments in equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees".

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended December 31, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2018/22/c1670.html

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For further information: Investor Relations, Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:42e 22-FEB-18